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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                               Plasti-Line, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   727540106
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP NO.           727540106                            13G              PAGE         2     OF        4     PAGES
---------------------------------------------                                      ---------       ---------

---------------------------------------------                             --------------------------------------------

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     1  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               James R. Martin

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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                  (a)      [ ]
                                                                                  (b)      [ ]


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     3  SEC USE ONLY




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     4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States


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                                5  SOLE VOTING POWER
         NUMBER OF
          SHARES                   0
                             -----------------------------------------------------------------------------------------
       BENEFICIALLY             6  SHARED VOTING POWER
         OWNED BY
                                   0
                             -----------------------------------------------------------------------------------------
           EACH                 7  SOLE DISPOSITIVE POWER
         REPORTING
                                   0
                             -----------------------------------------------------------------------------------------
          PERSON                8  SHARED DISPOSITIVE POWER
           WITH
                                   0

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     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0


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    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



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    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0


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    12  TYPE OF REPORTING PERSON

        IN

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

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


ITEM 1.
(a)      Name of Issuer                                       Plasti-Line, Inc.

(b)      Address of Issuer's Principal Executive Offices      P.O. Box 59043
                                                              Knoxville, Tennessee 37950

ITEM 2.

(a)      Name of Person Filing                                                  James R. Martin

(b)      Address of Principal Business Office or, if none, Residence            P.O. Box 59043
                                                                                Knoxville, Tennessee 37950

(c)      Citizenship                                                            United States

(d)      Title of Class of Securities                                           Common  Stock,  $0.001  per
share

(e)      CUSIP Number                                                           727540106

ITEM 3.      N/A

ITEM 4.  OWNERSHIP

(a)      Amount Beneficially Owned:                                                       0(1)

(b)      Percent of Class                                                                 0(1)

(c)      Number of shares as to which such person has:

                (i)        sole power to vote or to direct the vote                       0(1)

                (ii)       shared power to vote or to direct the vote                     0(1)

                (iii)      sole power to dispose or to direct the disposition of          0(1)

                (iv)       shared power to dispose or to direct the disposition of        0(1)


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(1)Excluded from this filing is 1,766,169 shares of common stock, par value
$0.001 per share, of the Company beneficially owned by Mr. Martin which are being reported on Schedule 13D as a result of a change in the investment intent of Mr. Martin. Such Schedule 13D is being filed at the same time as this Amendment No. 9 to Schedule 13G.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |(2).
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(2)      As a result of a change in investment intent, Mr. Martin is no longer eligible to use Schedule 13G. See footnote to Item 4 for explanation.


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION

N/A


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 1997

                                              /s/  JAMES R. MARTIN
                                              ---------------------------------
                                              James R. Martin

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